Filed Pursuant To Rule 433

Registration No 333-286293

September 22, 2025

Zach Pandl, Fintech TV Interview

HOST, FINTECHTV, REMY BLAIRE: Five ETF tickers, GDLC began rating on the New York Stock Exchange. Now the fund includes the five largest digital assets, Bitcoin, ether, XRP, Solana, and Cardano. Together they make up over 90% of the crypto market. Joining me, Dwayne this morning is Zach Pandl, head of research for Grayscale Investments. Zach, good morning. Thank you so much for joining me. So first and foremost, can you walk us through the strategic rationale behind launching a multi token crypto ETF in the current market environment?

MANAGING DIRECTOR, RESEARCH, GRAYSCALE INVESTMENTS, ZACH PANDL: Absolutely. Great to be with you again. Uh, Remy, you know, Grayscale has been out in the market every day talking to mainstream investors about, uh, crypto. And one of the things that we hear over and over again is that they are eager to build crypto assets into diversified portfolios, but are sometimes overwhelmed by the complexity of the space, the complexity of blockchain technology, all the variable tokens, uh, to them. And just like in other asset classes, many of them prefer an index based approach. You know, in equity markets or in bond markets, it's very common, uh, for investors to access, uh, these asset classes with an index based approach that captures the broad beta of the asset class automatically balances over time and remove some of the complexity involving with, with picking the right stocks or picking the right bonds. That is exactly what the solution is for, for crypto. Actually been running this product since 2018 and has delivered great outcomes for investors already. Uh, but now we are able to offer to investors in their preferred most efficient product type, which is the exchange traded product or, or, or ETP, so delighted to be able to offer this, this product that the Grayscale CoinDesk Crypto 5 ETF, uh, product, that is a key solution for, for investors looking for a crypto allocation that gives them a beta to the asset class and reduces some of the complexity, uh, in the space. That's exactly what this product is designed to do.

BLAIRE: Think of allocation just a little bit more about the allocation decision for the, um, fund 70% Bitcoin and 20% ether. So does this reflect your views on risk capital's return across the crypto asset class?

PANDL: Yeah, this is a market capitalization weighted, uh, product in the same way that index, uh, products and equities with, you know, S&P 500 based products or NASDAQ 100 based products are, are market capitalization, uh, weighted. This is a market cap weighted crypto index product. Uh, so it's not reflecting the views of Grayscale. Uh, it is just giving investors access to the, the largest, uh, projects, uh, in the, in the space in one efficient, uh, vehicle. So it is, uh, weighted, uh, to, uh, Bitcoin and Ethereum, the two largest, uh, assets, uh, but in a market capitalization way. And we think that the top five tokens is roughly the sweet spot, uh, for crypto. Uh, it's not necessary to include, you know, 500, uh, tokens or something like that. Like we have in the, the S&P 500, your top five tokens that already gives you 90% of, of the market cap. So it's a great way to get efficient access to crypto beta in any diversified portfolio in a, in a single fund, uh, in exactly the same way that broad-based index ETFs, uh, work in equity markets or fixed income markets.

BLAIRE: And Zach, uh, building on what you just said when it comes to ETPs, tell us about some of the challenges when it comes to structuring as well as managing a multi-asset crypto fund compared to, say, single asset products and how do you address liquidity as well as volatility concerns.

PANDL: Grayscale has been in the business of, of managing, uh, crypto investment products for, for more than, uh, 10 years and has lots of experience, uh, dealing with, with Bitcoin, with Ether, but also many other token types. Uh, we offer around 40 different investment products that really cover the spectrum, uh, of everything that's going on in, in the crypto space or with public blockchain, uh, technology. Uh, these crypto ETP products work just as efficiently as ETF products in other asset classes like equities. Um, and all of that complexity is abstracted away for, for end investors. Uh, so Grayscale takes, uh, care of rebalancing, uh, the portfolio with its, uh, it partnerships with, with market makers, uh, et cetera, each quarter, uh, as the index, uh, rebalances. So it does require some, uh, complexity, but that's what we're here to do. Um, you know, for end investors, the key thing is this is a one stop shop, uh, solution. If investors wanna get access to crypto, they wanna participate in this growing asset class over time, this is a solution for them.

BLAIRE: And Zach, today is the first day of fall, and that means Q4 2025 is right around the corner. So what is your take on the regulatory landscape here in the US and how do you expect SEC approval impacting product design as well as future launches?

PANDL: Yes, it does finally feel like a fall, uh, here in the New York City, uh, area. Uh, and so starting to have these conversations about, about the fourth quarter look, uh, this year crypto has driven, been driven by really a, a one two punch of macroeconomic demand for the asset class and regulatory clarity, driving adoption. And both of those things we think can continue in the fourth quarter and beyond. You know, on the macro side, the Fed is cutting rates, uh, that the dollar is, is relatively weak. This will drive demand for Bitcoin and other assets in crypto. And then on the side of regulatory clarity, as you mentioned, the SEC last week made some announcements about, uh, ETF, uh, approval process for commodity-based, uh, ETP uh, products that's going to allow us to expand the amount of, uh, assets that are available, uh, to investors in the structure. And at the same time, the US Senate is working on legislation related to crypto. We had one piece of bipartisan legislation on stable coins past this summer. We think we're going to see another, uh, piece of major crypto legislation hopefully passed and signed by the president by the end of the year. So macro demand, regulatory clarity, that's what's been powering the asset class, uh, year to date. I think that can continue into Q4 and into 2026.

BLAIRE: Okay, Zach, well, thank you so much for joining us. And as always, thank you so much for sharing all of your insights.

PANDL: It's my pleasure. Thank you.

Grayscale CoinDesk Crypto 5 ETF ("GDLC") has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents GDLC has filed with the SEC for more complete information about GDLC and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, GDLC or any authorized participant will arrange to send you the prospectus after filing if you request it by calling (833)903-2211 or by contacting Foreside Fund Services, LLC, Three Canal Plaza, Suite 100, Portland, Maine 04101.